**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# SCHEDULE 13D

**Under the Securities Exchange Act of 1934**
**(Amendment No. ________)***

**The Guitammer Company**
(Name of Issuer)

**Common Stock, par value $0.001 per share**
(Title of Class of Securities)

**402038 103**
(CUSIP Number)

**Thelma G. Gault**
**91 Shelby Street**
**Eminence, KY 40019**
**Telephone No. ______________**
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

**July 26, 2011**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

**Note:** Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| | |
|---|---|
| 1. Names of Reporting Persons.<br>Thelma G. Gault | |
| 2. Check the Appropriate Box if a Member of a Group<br>(a) ☐<br>(b) ☐ | |
| 3. SEC Use Only | |
| 4. Source of Funds<br>PF | |
| 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)<br>☐ | |
| 6. Citizenship or Place of Organization<br>USA | |
| Number of Shares Beneficially Owned by Each Reporting Person With: | 7. Sole Voting Power<br>2,590,098 shares directly owned; stock options to acquire an additional 3,276,630 shares |
| | 8. Shared Voting Power |
| | 9. Sole Dispositive Power<br>2,590,098 shares directly owned; stock options to acquire an additional 3,276,630 shares |
| | 10. Shared Dispositive Power |
| 11. Aggregate Amount Beneficially Owned by Each Reporting Person<br>2,590,098 shares directly owned; stock options to acquire an additional 3,276,630 shares | |
| 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares<br>☐ | |
| 13. Percent of Class Represented by Amount in Row (11)<br>10.89%--See Item 5 below. | |
| 14. Type of Reporting Person<br>IN | |

**ITEM 1. SECURITY AND ISSUER**

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of The Guitammer Company, a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 6117 Maxtown Road, Westerville, OH 43082.

**ITEM 2. IDENTITY AND BACKGROUND**

(a) Name; Thelma G. Gault
(b) Residence or business address; 91 Shelby Street, Eminence, KY 40019

(c) Present principal occupation or employment; Retired.
(d) During the last five years, Mrs. Gault has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, Mrs. Gault has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Citizenship. USA

**ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION**

Personal funds.

**ITEM 4. PURPOSE OF TRANSACTION**

Investment in Common Stock of the Company.

**ITEM 5. INTEREST IN SECURITIES OF THE ISSUER**

(a) Mrs. Gault directly beneficially owns 2,590,098 shares of the Company's Common Stock. The shares are in the name of Mrs. Gault and her deceased husband Robert Gault, JTWOS. Mrs Gault also directly owns stock options to purchase an additional 3,276,630 shares of the Company's Common Stock, an aggregate of 5,866,728 shares, 11.01 % of the 53,278,004 shares that would be outstanding if Mrs. Gault exercised all of her stock options.

(b) Mrs. Gault has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 5,866,728 shares of the Company's Common Stock beneficially owned directly by her or to be acquired by her through the exercise of stock options. (See Rows 7-11 of page 2 herein.)

**ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER**

None.

**ITEM 7. MATERIAL TO BE FILED AS EXHIBITS**

| | | |
|---|---|---|
| 4.0 | Sept. 30, 1999 | 1999 Non-Qualified Stock Option Plan, as amended* |
| 4.1 | | Form of Option Agreement* |
| 4.2 | June 17, 2005 | 2005 Amendment to1999 Non-Qualified Stock Option Plan* |

*Incorporated by reference to the Company's Form 10/A Registration Statement, filed with the SEC on July 8, 2011.

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2011
Date

Thelma Gault
Signature

Thelma G. Gault
Name/Title

Subscribed and sworn before me on July 25, 2011.

Notary Mitchell Palmer

MY COMMISSION
EXPIRES 5-28-2012